

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

James D. Dunning, Jr., Chairman & Chief Executive Officer
641 Lexington Avenue, 28th Floor
New York, NY 10022

> **Re: Global Cornerstone Holdings Limited**
> **Registration Statement on Form S-1**
> **Filed February 8, 2011**
> **File No. 333-172120**

Dear Mr. Dunning:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that any preliminary prospectus that you circulate will include all non-430A information.

2. Please provide us with copies of any graphics or photographs you intend to use in your prospectus. We may have comments on these materials.

3. Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

4. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your prospectus.

5. Please file all omitted exhibits, including the legality opinion. Please note that you will need to allow time for our review once you file the exhibits.

Outside Front Cover Page of the Prospectus

6. Please limit the prospectus cover page to one page. See Item 501(b) of Regulation S-K.

7. Please revise the cover page to discuss your ability to purchase shares either in the open market or in privately negotiated transactions, and the purpose of such purchases. In this regard, we note the disclosure on pages 10 and 11.

8. Please revise your disclosure to indicate that you will not require your initial acquisition target to have a minimum fair market value equal to a certain percentage of the net assets held in the trust account. Please further indicate that you will consummate an initial business combination only if you will become a controlling shareholder of the target or not required to register as an investment company. Finally, please discuss the fact that obtaining a controlling interest in the target may not result in your owning a majority interest in the combined company. In this regard, we note your disclosure in the last paragraph on page 10.

9. Please revise the penultimate paragraph to discuss the additional funds that will be deposited in the trust account with respect to the sponsor warrants.

10. Please delete the reference to your underwriter as the "Sole Book-Running Manager".

Table of Contents, page i

11. We note that the sections beginning on pages 111, 117 and 129 are not included in the table of contents. Please revise accordingly.

Summary, page 1

12. Please address the prospectus comments below in similar disclosures that appear throughout your prospectus, as applicable.

General, page 1

13. Please revise the first paragraph to briefly explain the significance of the limited liability characteristic of your company.

14. We note that you intend to acquire a business operating primarily in Asia, Europe or the United States, although you are not limited to those geographic regions. Please revise your disclosure to explain why you intend to focus on businesses operating in these countries. Please further revise your disclosure to provide more detailed information

regarding your intended search process. Disclose in detail how your criteria would differ among the various countries within your initial focus, including the following:

- Disclose which country you will focus on first and whether there is a priority within the listed countries;

- Describe how you will conduct your search within the different countries you list;

- Disclose your estimated time frame and/or monetary amount used that will trigger your search of targeted businesses not in the countries you identify;

- Disclose in detail the factors you would use to decide to invest in a business that is outside of the countries you identify; and

- State whether you will consider potential target businesses that are not within the countries you specify if such businesses are presented to you early in the process.

15. We note the disclosure in the second paragraph regarding the industries in which you may consider an acquisition target. Please revise to make clear that the company is not limited to acquiring a company in any particular industry.

16. We note the disclosure in the third paragraph of this section regarding China Holdings Acquisition Corp. Please tell us whether your directors and officers have been or are affiliated with any other blank check companies.

17. Please revise your disclosure in the third paragraph to identify any benefits your executive officers and directors received as a result of their association with China Holdings Acquisition Corp.

18. We note the disclosure in the last sentence of the first full paragraph on page two. Please revise to illustrate the scenario in which you obtain a controlling interest but own a minority interest in the combined entity.

19. We note the disclosure in the second bullet point of the second paragraph on page two. Please revise to discuss the role your officers and directors will have in the company following the completion of the business combination. Please illustrate by comparing to the role they had in China Holdings Acquisition Corp. following the completion of its business combination.

20. We note your statement on page two that you will seek companies with potential for "strong free cash flow generation." Please revise your disclosure to define "free cash flow."

21. Please revise the last bullet on page two to disclose the factors you will consider in determining if a company will benefit from being publicly traded.

22. We note the disclosure in the fifth paragraph on page three illustrating the prior transactions in which your officers and directors participated. Please clarify whether they participated in the referenced transactions in the same or substantially similar capacity as they will participate in overseeing the operations of your company.

The Offering, page 5

23. Please revise the disclosure under each subheading in this section to provide, to the extent applicable, cross-references to the relevant risk factors.

Redemption of public shares and distribution and liquidation if no business combination, page 16

24. We refer to your disclosure in the last paragraph of this section. Please disclose the following:

- The approximate dollar amount that you believe these individuals are capable of funding; and

- Whether you have independently verified whether these individuals have sufficient funds to satisfy their indemnity obligations.

25. Please further advise us as to whether the indemnification agreements with these individuals are listed in the exhibit index to be filed by amendment. If not, please file the agreements as exhibits to your registration statement.

Risks, page 18

26. Please revise the first sentence to state that you are a newly formed blank check company with no operations and no revenues to date. Please also comply with this comment in the first risk factor on page 20.

Risk factors, page 20

27. We note your disclosure on page 102 in which you state that you do not intend to hold an annual meeting of shareholders until after you consummate your initial business combination. Please include a risk factor to disclose the risk this poses to your investors in the event that it takes you more than one year to acquire a business.

<u>If we are unable to complete our initial business combination within..., page 21</u>

28. Please revise to clarify the amount that they will receive if the over-allotment is not exercised. In this regard, we note the disclosure in the second risk factor on page 25.

<u>Absence of certain statutory regulation, page 28</u>

29. Please revise the risk factor heading to clearly identify the risk posed to your company.

<u>We are not registering the ordinary shares…, page 30</u>

30. We note the disclosure here and on page 105 regarding the potential cashless exercise of the warrants. Please be advised that exemption from registration set forth in Securities Act Section 3(a)(9) would not be available with respect to the cashless exercise of the warrants. Please revise accordingly.

<u>We may seek investment opportunities outside of our management's area . . . , page 31</u>

31. Please revise the risk factor heading to clearly identify the risk posed to your company.

<u>The determination of the offering price of our units and the size of this offering . . . , page 41</u>

32. Please revise your disclosure to state the "other factors" you deemed relevant in determining the offering price of the units and the size of the offering.

<u>Our memorandum and articles of association permit the board of directors . . . , page 44</u>

33. We note your disclosure on page 104 regarding your authority to issue preferred shares. Please revise your risk factor to disclose that you may issue some or all of the preferred shares to effect a business combination.

<u>Risks Associated with Acquiring and Operating a Business in Emerging Countries, page 45</u>

<u>If we acquire control of a target business through contractual arrangements . . . , page 46</u>

34. Please revise your disclosure to also include China as an example of a geographic region where the government has restricted or limited participation in certain industries.

<u>Currency policies may cause a target business' ability to succeed . . . , page 47</u>

35. We note your statement that your initial objective is to acquire a business with its primary operations in Asia. If you intend for Asia to be your sole initial target market, please revise your prospectus throughout accordingly for consistency. Otherwise, please delete this statement.

Use of proceeds, page 51

36. Please confirm that you will file as an exhibit the agreement governing your arrangement with Global Cornerstone Holdings, LLC for it to provide office space, administrative services and secretarial support.

37. We note your disclosure in the last paragraph on page 53. Please revise the second sentence to clarify whether your repayment of any loaned amounts from your sponsor or affiliates would be paid from the trust account in the event that you consummate an initial business combination.

Management's Discussion and Analysis of Financial Condition . . . , page 60

Liquidity and Capital Resources, page 61

38. We note your disclosure on page F-13 that an unsecured promissory note in the amount of $100,000 was issued to Global Cornerstone Holdings LLC. Please revise your disclosure in this section to state that the terms of the note.

Proposed Business, page 65

Tendering share certificates in connection with a tender offer . . . , page 75

39. We note your disclosure that you may require your public shareholders to exercise their redemption rights or tender their certificates prior to the date set forth in the tender offer documents. Please revise your disclosure to clarify whether, under these circumstances, the tender offer will be held open for the required period prescribed under the Exchange Act tender offer rules.

Management, page 89

40. We note your statement that Mr. Stein has been on the board of directors of several companies, including those that you have provided. Please confirm that you have listed all directorships held by Mr. Stein during the past five years.   See Item 401(e)(2) of Regulation S-K.

Executive Officer and Director Compensation, page 93

41. We note your statement that none of your executive officers or directors received any cash compensation for services rendered. Please revise to clarify whether your executive officers and directors have received any compensation, cash or non-cash.

Anti-Money Laundering—British Virgin Islands, page 118

42. Please move this section to a more appropriate location in your prospectus, as it does not appear to relate to your securities eligible for resale disclosure.

Statement of Cash Flows, page F-6

43. We note the deferred offering costs currently classified as an operating activity. Please reclassify this item as a financing activity or explain to us how your presentation complies with ASC Topic 230-10-45-15.

Signatures

44. Please provide the signature of your authorized representative in the United States. Please refer to Instruction 1 to Signatures of Form S-1.

Exhibit 23.1

45. Please revise your filing to include a signed and properly dated audit consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patricia Do at (202) 551-3743 or Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Douglas S. Ellenoff, Esq. (via facsimile at (212) 370-7889)
         Stuart Neuhauser, Esq.
         Ellenoff Grossman & Schole LLP
         150 East 42nd Street
         New York, New York 100